Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2022, Artivion, Inc., a Delaware corporation (the “Company”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock.
Description of Common Stock
The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended by the Certificate of Amendment dated January 18, 2022 (together, the “Charter”), and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this description is also an exhibit.
Authorized Capital Stock
The Company’s Charter authorizes the Company to issue 75,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The outstanding shares of Common Stock are duly issued, fully paid, and nonassessable.
Voting Rights
The holders of Common Stock are entitled to one vote for each share on all matters voted on by Company stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Company’s Board of Directors with respect to any series of Preferred Stock, the holders of such shares possess all voting power.
Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion out of funds legally available for the payment of dividends.
Liquidation Rights
Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to the Company’s stockholders in the event of dissolution.
Other Rights and Preferences
The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company’s Board of Directors may designate and issue in the future.
Transfer Agent and Registrar
The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, LLC. It is located at 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8124.
Listing
The Common Stock is listed on the New York Stock Exchange under the symbol “AORT.”

Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions
The Company’s Charter and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of the Company. These provisions include the following:
•special meetings of stockholders may be called only by a majority of the Board of Directors or by holders of a majority of the shares entitled to vote at the meeting;

•only business brought before an annual meeting by the Board of Directors or by a stockholder who complies with the procedures set forth in the Bylaws may be transacted at an annual meeting of stockholders;
•advance notice is required for specified stockholder actions, such as the nomination of directors and stockholder proposals; and
•the Company may issue, without stockholder approval, up to 5,000,000 shares of preferred stock, having such rights and preferences as may be determined by the Board of Directors, which could adversely affect the rights and powers of the holders of Common Stock.
The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who owns 15% or more of the voting stock of a corporation, or any affiliate or associate of a corporation who, within three years prior, did own 15% or more of the voting stock of that corporation.
Exclusive Forum
Under the Charter, unless the Company consents to an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) is the exclusive forum for (1) any derivative action brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company or its stockholders, (3) any civil action to interpret, apply, or enforce any provision of the DGCL, (4) any civil action to interpret, apply, enforce, or determine the validity of the provisions of the Charter or Bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine; provided, however, in the event that the Chancery Court lacks jurisdiction over such action, the exclusive forum for such action shall be another state or federal court located within the State of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties named as defendants.
Notwithstanding the foregoing, the choice of forum provision set forth in the Charter does not apply to any actions arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director or officer of the Company.
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